[redacted]

BP 3/24

UNIT
SECURITIES AND E
Washing

09056326

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quayle, Robert Allen, dba QUAYLE & CO., SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1063 W. HILL RD. SUITE G
(No. and Street)

FLINT (City) MI (State) 48507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. QUAYLE (810) 238-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMORCH, LEONARD D.
(Name – *if individual, state last, first, middle name*)

4007 PINE RIDGE CT. (Address), FENTON (City), MI (State) 48430 (Zip Code)

SEC Mail Processing Section

MAR 06 2009

Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, ROBERT A. QUAYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAYLE & CO., SECURITIES, as of 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

LINDA J. PARTH
Genesee County
Expires 11-16-2013

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD D. SMORCH
Certified Public Accountant

4007 Pine Ridge Ct
Fenton, MI 48430
(810) 241-2820

INDEPENDENT AUDITOR'S REPORT

To the Owner of Quayle & Co. Securities:

I have audited the statements of financial condition of Quayle & Co. Securities (a Michigan proprietorship) as of December 31, 2008 and 2007, and the related statements of earnings, owner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co. Securities at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Leonard D. Smorch, CPA

Flint, Michigan
February 23, 2009

QUAYLE & CO. SECURITIES

BALANCE SHEET, December 31, 2008 and 2007

	Year Ended December 31, 2008	2007
ASSETS		
Current assets:		
Cash	$13,316	$10,620
Marketable securities, at fair value	1,474	6,707
Commissions receivable (Note B)	11,145	20,531
Deposits or reserves, broker / dealer (Note C)		1,129
Total current assets	25,935	38,987
Property and equipment, net (Note D)	316	632
	$26,251	$39,619
LIABILITIES AND OWNER'S CAPITAL		
Current Liabilities:		
Accounts payable	$ 1,019	$ 1,019
Owner's capital	25,232	38,600
	$26,251	$39,619

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES

STATEMENT OF EARNINGS

for the years ended December 31, 2008 and 2007

	Year Ended December 31, 2008	2007
Revenues:		
Security commissions		$ 604
Other commissions	$ 79,864	114,797
Investment advisory fees	137,155	97,810
FINRA consolidation payment		35,000
Gain (loss) on sale of stock		(1,019)
Interest and dividends	1,435	419
	218,454	247,621
Expenses:		
Communications, occupancy and equipment rental	12,657	11,032
Regulatory fees and expenses	4,270	3,826
Other operating expenses	42,413	47,822
	59,340	62,680
Net earnings from operations	$159,114	$184,941

The accompanying notes are an integral part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF OWNER'S CAPITAL
for the year ending December 31, 2008 and 2007

	Year Ended December 31, 2008	2007
Balance at beginning of year	$ 38,600	$ 34,048
Net earnings	159,114	184,941
Comprehensive income:		
Unrealized gain (loss) on marketable securities	(5,232)	(2 ,527)
Capital withdrawals by owner	(167,250)	(177,862)
Balance at end of year	$ 25,232	$ 38,600

The accompanying notes are an integral
part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF CASH FLOWS
for the year ended December 31, 2008 and 2007

	Year Ended December 31, 2008	2007
Cash flows from operating activities:		
Net earnings	$159,114	$184,941
Noncash items included in earnings:		
Depreciation	316	315
(Gain) loss on sale of marketable securities	-0-	1,019
	159,430	186,275
(Increase) decrease in operating receivables	9,386	(432)
Increase (decrease) in operating payables	-0-	113
Cash provided by operating activities	168,816	185,956
Cash flows from (payment of) financing activities:		
Owner's capital withdrawals	(167,250)	(177,862)
Deposit, broker / dealer	1,130	-0-
Cash used for financing activities	(166,120)	(177,862)
Cash flows from investing activities:		
Purchase of marketable securities	-0-	(1,558)
Proceeds from sale of marketable securities	-0-	602
Cash from investing activities	-0-	(956)
Increase (decrease) in cash	2,696	7,138
Cash at beginning of year	10,620	3,482
Cash at end of year	$ 13,316	$ 10,620

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies:

The Company, a proprietorship, is a securities broker-dealer in mutual funds and limited partnerships. The Company as well as its contracted agents, are required to be licensed by the Financial Industry Regulatory Authority (FINRA), formerly NASD. The Securities and Exchange Commission (SEC) has empowered FINRA with the authority to license and regulate all broker-dealers and agents.

In addition the Company's "Carrying Agreement" which allowed the licensed owner to sell listed stocks and bond through Cantella & Co. was terminated in 2008. The Company has an investment advisory arrangement with Ameritrade. The broker-dealer handles the trades on behalf of the customer.

No customer transactions flow through the Company records. All customers make their investments payable directly to the respective mutual fund or limited partnership. Listed stock and bond investments are made payable directly to Ameritrade.

Related commissions are recorded upon the Company approval of each transaction, generally by the third business day following the transaction date. Commission income and related expenses for transactions executed, but not yet settled, were not material.

Furniture and equipment was purchased in 2001. The straight –line method over eight years was used beginning with year 2002.

Income taxes have not been provided in the accompanying financial statements because earnings are not taxable to the Company as such, but are includable in the individual tax return of the owner.

B. Comissions Receivable and Payable:

The commissions receivable from investment companies represent balances resulting from normal cash transactions. Commissions receivable are recorded at the time of the transaction approval. There were only commissions receivable at December 31, 2008 and 2007. Investments owned by customers are not reflected in the financial statements. The Company had no commissioned agents in 2008 or 2007, so there are no commissions payable.

C. Deposits or Reserves, Broker-Dealer:

The Company had entered into a "Carrying Agreement" with Cantella & Co for security transactions which included stocks and bonds. Under the terms of this agreement, which has been terminated in 2008, no deposit was required. Affiliations with one mutual fund, which required a reserve for reversed transactions, has also been terminated in 2008. That reserve was $1,129 for 2007.

D. Property and Equipment:

The major class of property and equipment is as follows:

	2008	2007
Furniture and Equipment	$5,517	$5,517
Less: Accumulated Depreciation	5,201	4,885
	$ 316	$ 632

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital. The Company deals in mutual funds and limit partnerships and is required to maintain a minimum net capital of $5,000. NASD requires that the net capital not fall below 120 percent of the required minimum or $6,000. The Company's net capital at December 31, 2008 and 2007 is as follows:

	2008	2007
Owner's Capital	$25,232	$38,600
Less:		
Furniture and Equipment	(316)	(632)
Haircut on cash, Brokers	(191)	(642)
Haircut on Securities	(221)	(1,090)
Reserves, Broker-Dealer	-0-	(1,129)
Net Capital	$24,504	$35,107

F. Comprehensive Income:

In 2008, the unrealized loss related to the fair value of the marketable securities on the balance sheet has been shown as comprehensive income, and is included in the Statement of Owner's Capital. The following reflects the activity during 2008 and 2007.

	Unrealized Gain (Loss) on Securities	
	2008	2007
Beginning balance	$ 749	$ 3,276
Current period change	(5,232)	(2,527)
Ending balance	$(4,483)	$ 749

Requirements Under Rule 15c3-1 and 15c3-3

1. Computation of Net Capital:

   There is a material difference between the computation of net capital disclosed in Note E of the audited financial statements and the capital requirement as reported by the Proprietorship in Part IIA of Form X-17A-5 as of December 31, 2008. There was a net increase in capital of $8,909 due primarily to the recording of commissions receivable offset by the recording of accounts payable at December 31, 2008. As previously reported, there was a material difference in the in the year ended December 31, 2007 of $25,634 net increase in capital due to recording of commissions receivable offset by the recording of accounts payable.

2. Computation of 15c3-3 Reserve Requirements:

   Quayle & Co. Securities does not hold any customer securities. As stated in Note A, no customer transactions flow through the Company records.

3. Material Inadequacies:

   The audit conducted in accordance with generally accepted auditing standards did disclose a material inadequacy in the recording of accounts receivable and all accounts payable properly at year end. In reviewing January, 2009 cash receipts and cash expenses, it appeared that some invoices did not arrive in a timely manner to be included in Form X-17A-5 computation. In the future, the owner will try to get that information on a timely basis.

QUAYLE & CO. SECURITIES

Report on Examination of Financial Statements
For the Years Ended December 31, 2008 and 2007

Leonard D. Smorch
Certified Public Accountant